

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

File Support



10048070

DIVISION OF
TRADING AND MARKETS

August 6, 2010

Act	Exchange
Section	— V.
Rule	10b-17; Reg M Rules 101 & 102
Public Availability	8/6/2010

Jack P. Drogin
Schiff Hardin
1666 K Street NW, Suite 300
Washington, DC 20006

Re: **WisdomTree Trust Emerging Markets Local Debt Fund an Actively Managed ETF**
File No. TP 10-27

Dear Mr. Drogin:

In your letter dated August 6, 2010, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), WisdomTree Trust (the "Trust") on behalf of itself, the Fund, any national securities exchange or national securities association on or through which the exchange traded shares of the Fund ("Shares") are listed and/or may subsequently trade, the Distributor, and persons or entities engaging in transactions in Shares, requests exemptive relief from Rule 10b-17 under the Securities Exchange Act of 1934, as amended ("Exchange Act") and interpretive relief regarding Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units, as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on December 15, 2005 as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust is authorized to have multiple series or portfolios, including the Fund that is the subject of this request. The Fund seeks a high level of total return consisting of both income and capital appreciation. The Fund is designed to provide exposure to a broad range of emerging market countries. The Fund intends to invest primarily in debt instruments issued by emerging market governments, government agencies, corporations, and supranational issuers such as the European Investment Bank, International Bank for Reconstruction and Development, International Finance Corporation, and regional development banks. The Fund will invest in both investment and non-investment grade rated securities, but will limit its investment in securities rated "B" or below by Moody's (or equivalently rated by S&P or Finch) to 15% of its assets. Further, in order for a corporate bond to be considered an eligible investment, the bond must generally have $200 million or more in par value outstanding and have significant par value traded. The Fund may also invest in derivative instruments to achieve exposure to, and as a substitute for, direct investments in debt securities, but the Fund is not leveraged. The Fund will operate in a manner substantially identical to other actively-managed ETFs the Staff has granted relief to in the past. In your letter, you also represent the following:

- Shares of the Fund will be issued by an open-end management investment company that is registered with the Commission;

- The Fund will continuously redeem, at net asset value ("NAV"), Creation Unit Aggregations of 50,000 Shares or such other amount where the value of a Creation Unit is at least $1,000,000 at the time of issuance, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Fund will be listed and traded on a Listing Exchange;

- No security (other than Government Securities or Foreign Government Securities) held by the Fund will represent more than 30% of the assets of the Fund, and the five highest weighted component securities held by the Fund's portfolio (other than Government Securities or Foreign Government Securities) will not in the aggregate account for more than 65% of the assets of the Fund;

- The Fund intends to diversify that portion of its portfolio not invested in Government Securities and/or Foreign Government Securities by investing in multiple non-affiliated issuers;

- On each Business Day before commencement of trading in Shares on the Listing Exchange, the Fund will make available on their website the identities and quantities of the securities and other assets held by the Fund which will form the basis for their calculation of NAV at the end of the Business Day;

- The Listing Exchange will disseminate: (i) continuously throughout the trading day, through the facilities of the Consolidated Tape Association, the market value of a Share, and (ii) every 15 seconds throughout the trading day, through the facilities of the Consolidated Tape Association, a calculation of the estimated NAV of a Share;

- The arbitrage mechanism will be facilitated by the transparency of the Fund's portfolio and the availability of the IIV, the liquidity of its portfolio securities, and the ability to access such securities, as well as the arbitrageurs' ability to create workable hedges;

- The Fund will solely invest in liquid securities;

- The Fund will invest in portfolio securities with liquidity levels that will facilitate an effective and efficient arbitrage mechanism and the ability to create workable hedges;
- Arbitrageurs are expected to take advantage of price variations between the Fund's market price and its NAV; and
- A close alignment between the market price of Fund shares and the Fund's NAV is expected.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at NAV Creation Unit size aggregations of the Shares of the Fund, and the secondary market price of the Shares of the Fund should not vary substantially from the NAV of such Shares, which is based on the value of the portfolio securities and the other assets held by the Fund, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Fund thus permitting persons who may be deemed to be participating in a distribution of Shares of the Fund to bid for or purchase such Shares during their participation in such distribution.[1]

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the Fund and the receipt of Portfolio Securities in exchange therefor by a participant in a distribution of Shares of the Fund would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at NAV Creation Units of Shares of the Fund, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Fund, thus permitting the Fund to redeem Shares of the Fund during the continuous offering of such Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

The foregoing exemption from Rule 10b-17 under the Exchange Act and the interpretive advice regarding Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares of the Fund under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemption from Rule 10b-17 under the Exchange Act and the interpretive advice regarding Rules 101 and 102 of Regulation M are subject to the condition that such transactions in Shares of the Fund, or any related securities, are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The exemption and interpretations are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on the exemption and interpretations are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on the exemption and interpretations.

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[2] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment



RECEIVED
2010 AUG 10 PM 5:24
SEC / TM

1666 K STREET NW, SUITE 300
WASHINGTON, DC 20006
t 202.778.6400
f 202.778.6460
www.schiffhardin.com

Jack P. Drogin
202-778-6422
jdrogin@schiffhardin.com

August 6, 2010

VIA ELECTRONIC & U.S. MAIL

Josephine Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of WisdomTree Trust, *et al.*, for Exemptive Relief from Rule 10b-17 and Interpretive Relief Regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 for the WisdomTree Emerging Markets Local Debt Fund an Actively Managed ETF

Dear Ms. Tao:

SUMMARY OF REQUEST FOR RELIEF

We are writing on behalf of WisdomTree Trust ("Trust") and the WisdomTree Emerging Markets Local Debt (the "Fund"), a series of the Trust described herein. The Trust, on behalf of itself, any national securities exchange or national securities association on or through which shares of the Fund ("Shares")[1] are listed (each, a "Listing Exchange") and/or may subsequently trade (with each such market referred to herein as a "Market")[2], ALPS Distributors, Inc.

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[1] The Trust intends to list the Shares of the Fund described herein. [The Commission has approved a proposed rule change by NYSE Arca, Inc. to permit it to list the Shares pursuant to Section 19(b) of the Exchange Act. *See* Securities Exchange Act Release No. 62604 (July 30, 2010). In addition, the Commission granted the requested relief to the Trust from the application of certain sections of the Investment Company Act of 1940 ("1940 Act") and the rules promulgated thereunder (*see* Rel. No. IC-28471 (October 27, 2008)).

[2] In the future, the Trust may determine to list Shares on a Market other than the Listing Exchange. If the Trust lists Shares on a Market other than the Listing Exchange, Shares will be listed in accordance with exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such (Cont'd)...

("Distributor") and persons or entities engaging in transactions in Shares, including Authorized Participants (as defined below), hereby requests, as appropriate, from the staff of the Division of Trading and Markets ("Staff") of the Securities and Exchange Commission ("Commission"), or from the Commission, an exemption from, Rule 10b-17 and interpretive relief regarding Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act"). The Fund is intended to operate as an exchange traded fund organized as an open-end investment company (an "ETF"). The Fund is actively managed. The investment adviser to the Fund will select securities consistent with the Fund's investment objective and policies without reference to the composition of an index.

The Staff has issued relief substantially identical to that requested herein to index-based ETFs that are listed and traded on a national securities exchange and that meet certain other conditions ("Prior Index ETFs").[3] The Staff also has issued relief substantially identical to that requested herein to non-index based or "actively managed" ETFs, including actively managed ETFs issued by the Trust, that are listed and traded on a national securities exchange, and that meet certain other conditions (the "Prior Actively Managed ETFs").[4] Prior Index ETFs and Prior

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trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

[3] *See* Letter from Josephine Tao to Paul, Hastings, Janofsky and Walker LLP regarding Class Relief for Combination Exchange Traded Funds, dated June 27, 2007; Letter from James A. Brigagliano to Wilkie Farr & Gallagher, LLP regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007 (the "Fixed Income Class Relief Letter"); Letter from James A. Brigagliano to PowerShares Exchange Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds, dated October 24, 2006; Letter from Catherine McGuire to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (the "SIA" Letter); Letter from James A. Brigagliano to Ira Himmerman, Senior Vice-President and General Counsel, Securities Industry Association regarding no action relief from rule 200(g) of Regulation SHO, dated January 3, 2005; Letter from James A. Brigagliano to Claire P. McGrath, Vice President and Special Counsel, American Stock Exchange LLC, dated August 17, 2001.

[4] See Letter from Josephine Tao to Grail Advisors ETF Trust Actively Managed Fixed Income Exchange Traded Funds, dated January 27, 2010; Letter from Josephine Tao to PIMCO ETF Trust Actively Managed Fixed Income Exchange Traded Fund, dated November 10, 2009; Letter from Josephine Tao to Grail Advisors ETF Trust, dated April 30, 2009, as revised May 6, 2009; Letter from Josephine Tao to WisdomTree Asset Management, Inc. regarding the WisdomTree Dreyfus Emerging Currency Fund, dated January 7, 2009; Letter from Josephine Tao to WisdomTree Asset Management, (Cont'd)...

Actively Managed ETFs may be referred to collectively as the "Prior ETFs." The Fund will operate in a manner substantially identical to the Prior ETFs. For example, the Fund will disclose its portfolio holdings on a daily basis. In addition, information about the prices of the securities and other instruments held by the Fund is readily available from a variety of sources. The Authorized Participants (as defined below) and other institutional investors expected to invest in the Fund have access to this information and will be able to make their own assessment of the value of the Fund's portfolio. Moreover, information respecting fluctuations in currency exchange rates, one of the principal factors expected to effect daily fluctuations in the NAV of the Fund, is readily available to the marketplace throughout each Business Day (as defined below).

The staff letters to Prior Actively Managed ETFs provided relief specific to the funds described therein and, therefore, the Trust and the Fund are not entitled to rely on those letters for relief. Because the Fund is not an index-based ETF, it also is not entitled to rely on the relief previously provided to Prior Index ETFs. The Trust and the Fund note, however, that their proposal – the creation and issuance by an actively-managed investment company of shares that individually trade on a national securities exchange, but that can only be purchased from and redeemed with the issuing investment company in large aggregations – is no longer novel.

For these reasons, we do not believe that the Fund raises any significant new regulatory issues.

In connection with this request, the Trust represents as follows:

- Shares of the Fund will be issued by an open-end management investment company that is registered with the Commission under the Investment Company Act of 1940;
- The Fund will issue and redeem, at net asset value (sometimes hereinafter referred to as "NAV"), Creation Units of at least 50,000 Shares or such other amount where the value of a Creation Unit is at least $1,000,000 at the time of issuance, and the

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Inc. regarding WisdomTree Trust actively managed ETFs, dated May 9, 2008; Letter from James A. Brigagliano to Clifford Chance US LLP regarding PowerShares Actively Managed Exchange Traded Fund Trust, dated April 4, 2008; and Letter from Josephine J. Tao to Foley & Lardner LLP regarding Bear Stearns Active ETF Trust, dated March 24, 2008.

secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of the Fund will be listed and traded on a Listing Exchange;
- On each Business Day before commencement of trading in Shares on the Listing Exchange, the Fund will make available on its website the identities and quantities of the securities and other assets held by the Fund which will form the basis for its calculation of NAV at the end of the Business Day; and
- The Listing Exchange or other market information provider will disseminate every 15 seconds throughout the trading day the intra-day proxy value of the Fund per Share.

This Letter is divided into six parts. Part I is a description of the Trust and the Fund, Part II is a description of the Trust's disclosure documents with respect to its Shares, Part III is a comparison of the Trust against Prior ETFs, Part IV contains a discussion of the dissemination of information regarding Shares, Part V contains the requests for relief and Part VI is the conclusion.

PART I

A. <u>The Trust and the Fund</u>

The Trust was organized as a Delaware statutory trust on December 15, 2005 and is authorized to have multiple series or portfolios, one of which is the subject of this request. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company and currently offers over forty (40) separate investment portfolios.

The Trust intends to list the Shares on NYSE Arca ("Arca"). The Trust will offer and sell such shares pursuant to an amendment to its Registration Statement (Registration Nos. 811-21864 and 333-132380) on Form N-1A under the 1940 Act and the Securities Act of 1933 ("1933 Act"). The Fund's Registration Statement became effective on May 24, 2010.

The Fund seeks a high level of total return consisting of both income and capital appreciation. The Fund is designed to provide exposure to a broad range of emerging market countries.

The Fund intends to invest in issuers in Asia, Latin America, Eastern Europe, Africa and the Middle East. Likely country exposures include Brazil, Chile, Columbia, Hungary, Indonesia, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, South Korea, Thailand and

Turkey. The Fund intends to invest at least 70% of its assets in debt instruments denominated in a currency other than the U.S. dollar issued by emerging market governments, government agencies, corporations and supranational issuers.[5] "Supranational issuers" include international organizations such as the European Investment Bank, International Bank for Reconstruction and

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[5] The category of "emerging market bonds" includes both U.S. dollar-denominated debt and non-U.S. or "local" currency debt. The market for local currency debt is larger and more actively traded than the market for dollar-denominated debt. According to the Emerging Markets Traders Association, the total dollar amount of emerging market debt instruments traded in 2009 was $4.445 trillion. Turnover in local currency debt instruments in 2009 was $2.870 trillion and accounted for approximately 65% of the total turnover in emerging market bonds. (Source: Emerging Markets Traders Association Press Release March 8, 2010. Additional information relating to emerging market corporate bonds is available at: emta.org.) As of September 30, 2009, the total market capitalization of emerging market local currency sovereign debt in the J.P Morgan Government Bonds Index – Emerging Markets ("GBI-EM") was $625 billion. The GBI-EM is a widely followed index of regularly traded, liquid, fixed-rate domestic currency government bonds. As of the same date, the market capitalization of emerging market dollar-denominated bonds in the J.P. Morgan Emerging Markets Bond Index ("EMBI") was $326 billion. The EMBI is a widely followed index of U.S. dollar denominated debt instruments issued by emerging market sovereign and quasi-sovereign entities. (Source: J.P. Morgan as of September 30, 2009). The Adviser represents that sovereign debt of many emerging market countries is issued in large par size and tends to be very liquid. Locally-denominated debt issued by supra-national entities is also actively traded. Intra-day, executable price quotations on such instruments are available from major broker-dealer firms. Intra-day price information is available through subscription services, such as Bloomberg and Thomson Reuters, which can be accessed by Authorized Participants and other investors.

The Fund's holding will generally (i.e., other than local debt priced in Egyptian pounds) be priced in one of the 25 most liquid currencies identified in the Bank for International Settlements, Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity in April 2007 (September 2007). The Adviser also notes that the currency exchange rates applicable to the Fund's holdings are publicly disseminated and widely available. Because the Fund's portfolio will be made available to investors on a daily basis, investors will be able to assess changes in currency valuations for each of the Fund's holdings and assess the impact of such fluctuations on the value of each holding and the Fund's portfolio generally. The Adviser notes further that this issue is faced by all investors in funds that invest in non-U.S. securities that trade primarily in foreign markets, as those securities are also priced in non-U.S. currencies. Because of the public availability of currency exchange rates, investors already are familiar with the issues raised by securities trading in primarily foreign markets, that are priced other than in U.S. dollars.

Development, International Finance Corporation, and regional development banks.[6] The Fund generally expects to invest up to 20% of its net assets in emerging market corporate bonds.[7] The Fund's exposure to any single country generally will be limited to 20% of the Fund's assets. The Fund typically will maintain aggregate portfolio duration of between 2 and 7 years. Aggregate portfolio duration is a measure of the portfolio's sensitivity to changes in the level of interest rates. The Fund's actual portfolio duration and maturity may be longer depending upon market conditions.

The universe of emerging markets local currency debt currently includes securities that are rated "investment grade" as well as "noninvestment grade" securities. The Fund is designed to provide a broad-based, representative exposure to emerging market debt and therefore will invest in both investment grade and non-investment grade securities in a manner designed to provide this exposure. The degree of credit risk for a particular security may be reflected in its credit rating. Debt instruments rated investment grade generally are subject to less credit risk than non-investment grade instruments. While the Fund intends to provide a broad-based

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[6] The Fund also may invest up to 20% of its assets in debt instruments denominated in U.S. dollars, issued by emerging market governments, government agencies, corporations and supranational issuers.

[7] Generally a corporate bond must have $200 million or more par amount outstanding and significant par value traded to be considered as an eligible investment. The size and liquidity of the market for emerging market bonds, and in particular corporate bonds, generally has been increasing in recent years. The aggregate dollar amount of emerging market corporate bonds traded in 2009 was $514 billion, representing a 32% increase over the $380 billion traded in 2008. Turnover in emerging market corporate debt accounted for 12% of the overall volume of emerging market debt of $4.445 trillion in 2009, an increase over the 9% share in 2008. (Emerging Markets Traders Association Press Release (March 8, 2010)). Emerging market corporate bond issuance in 2010 was $68 billion (through March). Local currency issuance made up 72% of the total $68 billion. (*Emerging Market Bonds Come of Age,* Corporate Financing Week (March 2010); www.corporatefinancingweek.com/file/87470/emerging-market-bond-markets-come-of-age.html.) Intra-day price quotations on locally denominated emerging market corporate debt are available from major broker-dealer firms. Although we expect that there will be multiple dealer quotes at the time of purchase for each corporate security, we cannot guarantee this because market conditions, and the market for specific securities, may change from time to time. Price information on locally denominated emerging market corporate bonds is available through subscription services, such as Bloomberg and Thomson Reuters, which can be accessed by Authorized Participants and other investors.

exposure to emerging market debt, the Fund will limit its exposure to more speculative credits. The Fund will invest no more than 15% of its assets in securities rated B or below by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by WisdomTree Asset Management to be of comparable quality. All money market securities acquired by the Fund will be rated investment grade or, if unrated, determined by WisdomTree Asset Management to be of equivalent quality. The Fund does not intend to invest in any unrated money market securities.

The Fund may use derivative instruments as part of its investment strategies. The examples of derivative instruments include forward currency contracts, non-deliverable forward currency contracts, currency and interest rate swaps, currency options, futures contracts, options on futures contracts and swap agreements.[8] The Fund's use of derivative instruments will be underpinned by investments in short term, high-quality U.S. money market securities. The Fund expects that no more than 30% of the value of the Fund's net assets will be invested in derivative instruments. Such investments will be consistent with the Fund's investment objective and will not be used to enhance leverage.

No portfolio security held by the Fund (other than government securities as defined in section 3(a)42) of the Exchange Act ("Government Securities") and similar obligations of foreign governments or agencies of foreign governments ("Foreign Government Securities")) will represent more than 30% of the weight of the Fund and the five highest weighted portfolio securities of the Fund (other than Government Securities and/or Foreign Government Securities) will not in the aggregate account for more than 65% of the weight of the Fund. The Fund intends to diversify that portion of its portfolio not invested in Government Securities and/or Foreign Government Securities by investing in multiple non-affiliated issuers.

B. Other Parties

1. Adviser and Sub-Adviser

The Fund will be advised by WisdomTree Asset Management, Inc. ("Adviser") pursuant to an Investment Advisory Agreement between the Trust and the Adviser. WisdomTree Asset Management is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser has offices located at 380 Madison Avenue, 21st Floor, New

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[8] The Fund also may invest up to 5% of its assets in credit-linked notes.

York NY 10017. The Adviser may designate one or more sub-advisers (each, a "Sub-Adviser") for the Fund. Mellon Capital Management Corporation ("MCM") currently acts as Sub-Adviser to the Fund.

The Adviser or the Sub-Adviser chooses the Fund's portfolio investments and places orders to buy and sell the Fund's portfolio investments. Any Sub-Adviser will not be affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, the Distributor, Arca or any other Market.

2. Distributor and Authorized Participants

ALPS Distributors, Inc., a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), will act as the distributor and principal underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, Sub-Adviser, Arca or any other Market.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to purchase or redeem Creation Units, as described in Part II D. below. The Authorized Participants are not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, Sub-Adviser, Arca or any other Market.

3. Administrator/Custodian/Transfer Agent/Securities Lending Agent/Fund Accounting Agent

The Trust may appoint the Adviser or other service providers to act as administrator ("Administrator"), custodian ("Custodian"), transfer agent ("Transfer Agent"), Fund Accounting Agent ("Fund Accounting Agent") and securities lending agent ("Securities Lending Agent") for the Trust. The identity of the Adviser, Sub-Adviser, Administrator, Custodian, Transfer Agent and Fund Accounting Agent will be disclosed in the Prospectus. If any such persons are "affiliated" persons within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Adviser or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

C. **Shares**

As described in subparts I.D. through I.F. below, the Fund will issue and redeem its Shares only in aggregations of 50,000 Shares or multiples thereof ("Creation Units"). Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. The Trust intends that the initial net asset value ("NAV") of Shares will be established at a level convenient for trading purposes.[9] Purchasers of Creation Units will be able to unbundle the Creation Units into the individual Shares comprising such Creation Unit.

It is not expected that the Fund's Distributor will maintain a secondary market in individual Shares. The Listing Exchange will designate one or more member firms to act as a "Lead Market Maker" responsible for maintaining depth and quality of trading in the Shares. The "Lead Market Maker" has quote and execution obligations and the responsibility for keeping tight spreads in the Shares. The Shares will trade on the Listing Exchange in a manner similar to the shares of the Prior ETFs that are listed on Arca or another Market.[10]

Shares will be registered in book-entry form only; the Fund will not issue individual certificates for Shares. The Depository Trust Company ("DTC") will serve as securities depository for Shares and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares ("Beneficial Owners") will receive, at the Fund's expense, all of the statements, notices, and reports required under the 1940 Act and other applicable laws ("Required Materials").

The Trust understands that under existing industry practice, in the event the Trust requests any action of Beneficial Owners of Shares, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning Shares through them. As described above, the Trust will recognize DTC or its nominee as the record owner of Shares for all purposes.

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[9] The Trust believes that a convenient trading range will be between $25 - $100 per Share and the Trust reserves the right to declare a share split, or a reverse share split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per Share.

[10] The Trust expects that the trading of Shares on any other Market would be conducted in a similar manner.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of (1) DTC, (2) DTC Participants and (3) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, the Trust will furnish the Required Materials to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of all Prior ETFs.

D. Purchasing Shares

The Trust will offer, issue and sell Shares of the Fund in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m. Eastern Time ("ET")), on each day that the NYSE is open for business (each such day a "Business Day"). The Trust will sell and redeem Creation Units of each Fund on every Business Day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the NYSE is closed other than customary weekend and holiday closings, (b) any period during which trading on the NYSE is restricted, (c) any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission has by order permitted in connection with certain international funds and may by order permit for the protection of holders of Shares. The Fund will always have a fixed number of Shares in a Creation Unit as specified in the Prospectus for the Fund.[11]

As discussed above, individual Shares will be listed on the Listing Exchange (or another Market) and traded in the secondary market in the same manner as other equity securities and the units or shares (as the case may be) of Prior ETFs currently listed and trading thereon. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Fund. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve the Fund -- will be subject to customary

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[11] Assuming a Creation Unit of 50,000 Shares and $25 per Share price for a Fund as of the first day of trading on the Listing Exchange, the Creation Unit value on such day would be $1,250,000.

brokerage commissions and charges. This also is the method employed by the Prior ETFs. Like the Prior ETFs, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to NAV.

Redemptions of Shares of the Fund in Creation Units will be made by the Trust in a similar manner, but the process is reversed. Shares may only be directly purchased, or redeemed, by or through an entity which is an "Authorized Participant" (i.e., (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the SEC; or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit Aggregations). Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or any Fund in connection with the issuance or redemption of Shares.

E. Procedures Applicable To Purchases of the Fund

1. Deposits of Cash and/or Securities.

To purchase Shares directly from the Fund, an Authorized Participant must deposit with the Fund the required cash amount and/or designated securities ("Deposit Securities"; together with the required cash amount, the "Portfolio Deposit"). The Portfolio Deposit may consist entirely of cash. Each Business Day, prior to the opening of trading on the Listing Exchange, the Adviser or Sub-Adviser will make the required Portfolio Deposit available through the NSCC.

2. Placement of Purchase Orders.

As mentioned above, all purchase orders for Shares in Creation Units of the Fund must be placed by or through an Authorized Participant. A purchase order must be received by the Distributor prior to the Fund's purchase cut-off time, in order to receive that day's NAV per Share. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day. The Custodian shall cause any sub-custodian(s) of the Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit, with any appropriate adjustments as advised by the Trust.

Purchases of Creation Units of Shares of the Fund by an Authorized Participant generally will settle no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3").[12]

3. Transaction Fee on Purchases of Creation Units.

The Trust may impose transaction fees ("Transaction Fees") in connection with the purchase of Creation Units. The exact amount of any such Transaction Fees for the Fund will be determined by the Trust. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the purchase of Creation Units.

The maximum Transaction Fee, and any variations or waivers thereof, will be fully disclosed in the current Prospectus. From time to time and for such periods as the Trust in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of the Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then current Registration Statement for the Fund. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the securities held by the Trust. In all cases such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

F. Procedures Applicable To Redemptions of the Fund

1. Redemption Proceeds.

The payment upon redemption for the Fund will generally consist of cash and/or designated securities in an amount equal to the NAV of a Creation Unit ("Redemption

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[12] To the extent that the standard for the delivery and settlement of Deposit Securities is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of the Fund by an Authorized Participant may be similarly shortened.

Securities"; together with the cash amount the "Redemption Payment"). The Redemption Payment also may consist entirely of a specified amount of cash at the discretion of the Fund. The Adviser or Sub-Adviser will make the composition of the Redemption Payment available through the NSCC, DTC or the Distributor.

2. Placement of Redemption Orders.

Orders to redeem Shares in Creation Units of the Fund must be delivered by an Authorized Participant; investors other than Authorized Participants are responsible for making arrangements for a redemption request to be made through an Authorized Participant. An order to redeem Shares in Creation Unit(s) of the Fund is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Transfer Agent not later than the Fund's redemption cut-off time on the Transmittal Date; (ii) such order is accompanied or followed by the requisite number of Shares of the Fund specified in such order; and (iii) all other procedures set forth in the Participant Agreement are properly followed. Deliveries of portfolio securities to redeeming Authorized Participants generally will be made within three Business Days.

3. Transaction Fee on Redemption of Creation Units.

The Trust may impose Transaction Fees in connection with the redemption of Creation Units of the Fund. The exact amount of any Transaction Fee will be determined by the Trust for the Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the redemption of Creation Units.

PART II

A. Disclosure Documents

The primary disclosure documents with respect to the Shares will be the Prospectus for the Fund. As with all investment company securities, the purchase of Shares in Creation Units from any Fund will be accompanied or preceded by a Prospectus.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Fund will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast the Trust or the Fund with conventional mutual funds; (2) the term "open-end management investment company" will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on a Market and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, only in Creation Units; and (5) the Prospectus will clearly disclose that individual Shares prices may be below, above, or at the most recently calculated NAV.

The Prospectus will also indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs currently trading on a Market. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the Fund, a "distribution," as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter. The Prospectus will also state that dealers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(c) of the 1933 Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the 1933 Act.[13]

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[13] The Trust notes that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the 1933 Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Market in connection with a sale on such Market, is satisfied by the fact that the Prospectus are available at such Market upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Market.

The Distributor will coordinate the production and distribution of the Prospectus to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares.

B. Website

As discussed more fully in Part IV.B. below, the portfolio holdings of the Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust.[14] The Trust's agent will calculate the Intra-day Indicative Value or "IIV" (discussed below) for the Fund. The IIV will be provided by the Trust's agent to the Listing Exchange and disseminated by the Listing Exchange through the facilities of the Consolidated Tape Association.

PART III

Comparison of the Funds To The Prior ETFs That Have Sought Similar Commission Action And Received Similar Relief.

The Funds will operate in a manner substantially identical to the operation of the Prior ETFs. The Relief requested in this Letter is substantially identical to the relief granted by the Commission to the Prior ETFs.

PART IV

A. Availability of Information Regarding the Fund and Shares

1. General.

The daily NAV for the Fund will be calculated by the Fund's accounting agent and disseminated each Business Day by the Fund. The NAV of the Fund generally will be calculated each Business Day as of the close of the NYSE and posted on the Fund's website shortly

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[14] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of each Fund's policies and procedures is available in the SAI. *See* Release No. IC-26418.

thereafter. It is the policy of the Trust to make the NAV of each ETF available to all market participants at the same time.

2. Information Provided to Authorized Participants.

All Authorized Participants may access the information described below. Applicants note that Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file ("PCF") from a third-party data vendor.

3. Dissemination of Information about Creation and Redemption Baskets.

As discussed above, the Adviser or Sub-Adviser will make available through NSCC, DTC or the Distributor on each Business Day, prior to the opening of trading on Arca, the Portfolio Deposit per outstanding Share of the Fund. A list of the names and amount of each security constituting the Redemption Securities will also be made available each Business Day.

B. Dissemination of Information About the Fund's Portfolio Securities

The prices of the Fund's portfolio securities and other investments ("Portfolio Securities") are readily available from, as applicable, automated quotation systems, public sources, such as newspapers and other publications, and from a variety of on-line information services, such as Quotron, Bloomberg or Reuters, other pricing services and major broker-dealer firms that make markets in such securities.

In addition, prior to the opening of the NYSE each Business Day, the Fund will disclose on the Fund's website ("Website") the identities and quantities of the securities and other assets held by the Fund (*i.e.*, the Portfolio Securities) that will form the basis for the calculation of NAV at the end of such Business Day. The Website will be publicly accessible at no charge. This information will form the basis for such Fund's NAV calculation as of 4:00 pm ET on that Business Day.

C. Dissemination of Information about Funds and Their Shares

In order to provide current Share pricing information for each Fund for use by investors, professionals and persons wishing to create or redeem Shares, the Listing Exchange will disseminate: (i) continuously throughout the trading day, through the facilities of the

Consolidated Tape Association, the market value of a Share, and (ii) every 15 seconds throughout the trading day a calculation of the IIV of a Share.[15] Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to the IIV. The IIV is calculated and provided to the Listing Exchange on a daily basis by a third party calculation agent not affiliated with the Fund.

As with other Market listed stocks, Shares' closing prices, and certain other daily trading information, such as market prices and volume of Shares, will be broadly available on a real time basis throughout the trading day. The Trust expects that the previous day's closing price and volume information will be published daily in the financial sections of many newspapers. In addition, the Trust expects, given the past history of Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. Market listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public. Also, the Listing Exchange intends to disseminate a variety of data with respect to Shares on a daily basis by means of CTA and CQ High Speed Lines including: information as of the previous day's close with respect to NAV and the number of Shares outstanding. The Trust has been advised that similar information will be provided in connection with Shares of each Fund primarily listed on a Market other than the Listing Exchange.

The Website will also contain the following information on a per Share basis, for the Fund: (i) the prior business day's closing NAV and closing market price (based on the mid-point of the bid-asked spread at the time the Fund's NAV is calculated or the close of ETF trading on the Listing Exchange ("Bid-Asked Price")), and a calculation of the premium or discount of the Bid-Asked Price in relation to the closing NAV; and (2) data for a period covering at least the four previous calendar quarters (or life of the Fund, if shorter) indicating how frequently the Fund's Shares traded at a premium or discount to NAV based on the daily Bid-Asked Price and

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[15] The IIV of the Fund's Shares is calculated by dividing the value of the Deposit Securities by the number of Shares in a Creation Unit. Throughout the U.S. trading day at 15-second intervals, the vendor will recalculate the IIV of the Fund's Shares to reflect changes in market values.

closing NAV, and the magnitude of such premiums and discounts. The Website will also display the Prospectus, and additional quantitative information that is updated on a daily basis.

PART V

A. Requests for Relief - Introduction

The Trust, on behalf of itself, the Listing Exchange, other Markets, the Distributor, Authorized Participants and persons or entities engaging in transactions in the Shares, requests that the Commission grant exemptive relief from Exchange Act Rule 10b-17 and and provide interpretive relief under Rules 101 and 102 of Regulation M. As noted above, this requested relief is substantially similar to relief granted to the Prior ETFs currently trading on a Market and to the other series of the Trust.

The Trust represents that the Fund's arbitrage mechanism will be facilitated by the transparency of the Fund's portfolio and the availability of the IIV, the liquidity of portfolio securities, and the ability to access such securities, as well as arbitrageurs' ability to create workable hedges. Further, the Fund will invest solely in liquid securities. As discussed above, there will be disclosure on each business day of the Fund's portfolio securities and the IIV will be disseminated every 15 seconds throughout the trading session each business day. The Fund will invest in portfolio securities with liquidity levels that will facilitate an effective and efficient arbitrage mechanism and the ability to create workable hedges. For these reasons, we expect arbitrageurs to be able to take advantage of price variations between the Fund's market price and NAV. Thus, the Trust expects a close alignment between the market price of Fund shares and the NAV of the Fund.

1. Rule 10b-17.

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that redemption is subject to the minimum condition of tendering 50,000 Shares, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.

2. Rule 101 of Regulation M.

The Trust respectfully requests that the Commission grant interpretive relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of the Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Shares.

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

The Trust understands that while broker-dealers that: (i) tender Portfolio Deposits to the Trust through the Distributor in return for Shares of the Fund in Creation Units; or (ii) redeem Shares of the Fund in Creation Units for receipt of Redemption Securities and cash (or cash only) held by the Fund generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Shares of the Fund in Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, as discussed above, individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their net asset value per Shares. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created and redeemed, in kind (or in cash in certain cases) at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of their Market listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Shares and their net asset value should be eliminated by arbitrage activity. Because the net asset value of Shares is largely based on the market value of the relevant Fund holdings, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market price of Shares.

The Trust requests that the Commission clarify that the tender of the Shares to the Fund for redemption and the receipt of Redemption Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Redemption Securities. As described above, following notice of redemption, a Fund will deliver the specified Redemption Securities after the redemption request is received in proper form, except in those cases where redemption proceeds are paid entirely in cash. Absent unusual circumstances, the Trust will not purchase Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Redemption Securities. As indicated above, the Distributor will not engage in any secondary market transactions in Shares, either for its own account or for investors.

In view of the lack of any special financial incentive to create Creation Units of Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Shares pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares or securities held by the Fund is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling Shares and thus undermine the potential beneficial market effects of Shares trading discussed throughout this Letter.

3. Rule 102 of Regulation M.

The Trust respectfully requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, for the reasons previously stated under the request for relief under Rule 101(c)(4), transactions in Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Application of Rule 102 in this context would not further the anti-manipulative purposes of the Rule. Alternatively, the Trust requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purpose of this rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a portfolio security held by the Fund during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although Shares are traded on the secondary market, Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares of the Funds at NAV in consideration principally for Portfolio Securities held by a Fund does not involve the abuses that Rule 102 was intended to prevent.

PART VI

A. Conclusion

Based on the foregoing, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Trading and Markets have taken in similar circumstances.



Thank you for your consideration of this request. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (202) 778-6422.

Very truly yours,

Jack P. Drogin

cc: Richard F. Morris

DC\80120845.2

132-02727